Filed by Whitney Holding Corporation,
                                                   Commission File No. 000-01026
                              Pursuant to Rule 425 of the Securities Act of 1933

                                                                Subject Company:
                                                    Whitney Holding Corporation,
                                                   Commission File No. 000-01026



                           WHITNEY HOLDING CORPORATION
                             228 ST. CHARLES AVENUE
                              NEW ORLEANS, LA 70130

                                  NEWS RELEASE

CONTACT: Thomas L. Callicutt, Jr.                          FOR IMMEDIATE RELEASE
         504/552-4591                                      July 28, 2005
         F. I. duPont, III
         941/794-6969


               WHITNEY TO ACQUIRE FIRST NATIONAL BANCSHARES, INC.

           Whitney to expand Florida operations through acquisition of bank headquartered in Bradenton, Florida

         New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ-WTNY) and First National Bancshares, Inc. (NASDAQSC: FBMT) announced today the execution of a definitive agreement for Whitney to acquire First National Bancshares, Inc., which is headquartered in Bradenton, Florida, in a cash and stock transaction. First National Bancshares is the parent company of 1st National Bank & Trust, which has approximately $360 million in total assets. The transaction builds on Whitney's presence in the Tampa metropolitan area by adding five full service locations in Manatee County, Florida, two locations that service asset management customers in Leesburg and Venice, Florida, and a Loan Production Office in Sarasota, Florida.

         Each shareholder of First National Bancshares, Inc. will receive approximately $34.64 per share in cash and/or Whitney common stock, but no more than 35% of the total consideration will be paid in cash. The anticipated acquisition is subject to the completion of satisfactory due diligence by Whitney, approval by First National Bancshares' shareholders, receipt of appropriate regulatory approvals and certain other closing conditions. The acquisition is expected to be completed in the first quarter of 2006.


                                     -MORE-

         F. I. "Rip" duPont, III, Chairman and Chief Executive Officer of First National Bancshares, said, "We have been following Whitney's progress in the Tampa Bay metropolitan area and are encouraged that Whitney's business model uses local bankers to provide full personal service to customers while offering enhanced products and services that only a larger institution can provide. Whitney practices community banking in each location it serves and is unlike some large remote institutions that do not seem to value local customers. We are excited to become part of such a valuable franchise. We believe that our customers, shareholders and staff will become valued members of the Whitney family."

         William L. Marks, Chairman and Chief Executive Officer of Whitney, said, "At Whitney, we are convinced it takes a special kind of banker to serve our customers. We believe strongly in finding experienced, intelligent and customer-friendly bankers within each market to serve our customers in that market. We believe that Rip and his team possess those qualities that personify the Whitney Banker, and we are very pleased that they will be joining the Whitney family."

         Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the metropolitan area of Tampa, Florida.



                       -----------------------------------

Forward Looking Statements
            This press release may contain "forward-looking statements" within the meaning of, and pursuant to, the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are made in good faith, are based upon numerous assumptions, some of which may be specifically described with respect to a particular statement. Some of the more important assumptions include statements about the benefits of the merger between Whitney and First National Bancshares, including future financial and operating results, Whitney's and First National Bancshares' plans, objectives, expectations and intentions. Additionally, other assumptions include expectations about overall economic conditions, expectations about the movement of interest rates, reliance on existing or anticipated changes in laws and

                                     -MORE-
regulations, adverse movements and volatility in debt and equity capital markets, political conditions and related actions by the United States military, and expectations about the nature and level of competition and changes in customer behavior and customer preferences. Because it is uncertain whether future conditions and events will confirm these assumptions, there is a risk that future results will differ materially from what is stated in or implied by such forward-looking statements. Whitney and First National Bancshares caution the reader to consider this risk. Whitney and First National Bancshares undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or for any other reason. For further information regarding either company, please read Whitney and First National Bancshares reports filed with the Securities and Exchange Commission ("SEC") and available at www.sec.gov.

Additional Information About This Transaction
         Whitney will file a Registration Statement on Form S-4, First National Bancshares will file a Proxy Statement, and both companies will file other relevant documents concerning the merger with the SEC. First National Bancshares will mail the Proxy Statement/Prospectus to its shareholders. These documents will contain important information about the transaction, and Whitney and First National Bancshares urge you to read these documents when they become available.

         You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). In addition, you may also obtain these documents, free of charge, from Whitney by contacting Investor Relations, Whitney Holding Corporation, P. O. Box 61260, New Orleans, LA 70161-1260 or from First National Bancshares by contacting Angela O'Reilly, Senior Vice President, 4770 State Road 64 East, Bradenton, FL 34208.

         This press release does not constitute an offer to buy, or a solicitation to sell, shares of First National Bancshares common stock or the solicitation of any proxies from First National Bancshares shareholders.

Participants in this Transaction
         Whitney and First National Bancshares and their respective directors and executive officers may be deemed participants in the solicitation of proxies from shareholders in connection with this transaction. Information about the directors and executive officers of Whitney and First National Bancshares and information about the other persons who may be deemed participants in this transaction will be included in the Proxy Statement/Prospectus. You can find information about Whitney's directors and executive officers in Whitney's definitive proxy statement filed with the SEC on March 23, 2005. You can find information about First National Bancshares' directors and executive officers in their definitive proxy statement filed with the SEC on March 31, 2005. You can obtain free copies of these documents from Whitney or First National Bancshares using the contact information above.



                                     -END-